UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

December 13, 2004

Howard Malovany
Vice President, Secretary and General Counsel
Wm. Wrigley Jr. Company
Wrigley Building
410 N. Michigan Avenue
Chicago, IL 60611

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/13/2004

Re: Wm. Wrigley Jr. Company
Incoming letter dated October 22, 2004

Dear Mr. Malovany:

This is in response to your letter dated October 22, 2004 concerning the shareholder proposal submitted to Wm. Wrigley by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Wm. WRIGLEY Jr. Company
WRIGLEY BUILDING • 410 N. MICHIGAN AVENUE
CHICAGO, ILLINOIS 60611

Telephone: 644-2121
Area Code 312

October 22, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Wm. Wrigley Jr. Company Omission of
Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby enclose six copies of the following:

1. A letter dated August 24, 2004 from Robert D. Morse (the "Proponent"), the beneficial owner of at least $2,000 in market value of voting securities of Wm. Wrigley Jr. Company (the "Company"), including the Proponent's proposal for action at the Company's forthcoming annual meeting and the statement of the Proponent in support thereof (collectively, the "Proposal").

2. This statement setting forth the reason why the Proposal may properly be omitted from the Company's proxy statement (the "Proxy Statement") for the 2005 annual meeting (the "Annual Meeting") of stockholders pursuant to Rule 14a-8(i)(12).

We wish to inform you (and, by copy of this letter, the Proponent) of the intended omission and to explain the reasons for the Company's position.

I. The Proposal

The Proponent's Proposal seeks the following changes to the Company's form of proxy:

Return the word "Against" to all voting cards for the Year 2005.

The full text of the Proposal is set forth in the letter from the Proponent attached hereto as Exhibit A.

II. Summary

As discussed more fully below, the Company believes that it may properly omit the Proposal from the Company's Proxy Statement pursuant to Rule 14a-8(i)(12)(i) as the Proposal deals with substantially the same subject matter as a prior proposal that did not receive the requisite percentage of votes cast when submitted.

III. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(12)(i) Because It Deals with the Same Subject Matter as a Prior Proposal that Did Not Receive the Requisite Percentage of Votes Cast When Submitted

Rule 14a-8(i)(12)(i) permits the exclusion of stockholder proposals dealing with "substantially the same subject matter" as another proposal that was previously included in the company's proxy materials within the preceding five calendar years if the proposal was submitted at one meeting during those preceding five calendar years and received less that 3% of the total votes cast. Stockholder proposals that meet the exclusion criteria of Rule 14a-8(i)(12)(i) may be excluded from a company's proxy materials for any meeting held within three calendar years of the time the proposal was last included in the company's proxy materials.

Therefore, the Proponent's Proposal will be excludable if it (1) deals with substantially the same subject matter as a previous proposal; (2) such previous proposal was included in the Company's proxy materials within the last five years; (3) such previous proposal received less than 3% of the vote, and (4) the Company's Annual Meeting is to be held within three calendar years of the vote on the previous proposal. We believe that each of these four requirements are satisfied in this case.

First, the Proponent submitted a proposal (the "2002 Proposal"), a copy of which is attached as Exhibit B, for inclusion in the Company's proxy materials in conjunction with the Company's 2002 annual meeting (the "2002 Meeting"). Since the 2002 Proposal is identical to the Proposal as to actions requested to be taken, the Proposal clearly deals with "substantially the same subject matter" as the 2002 Proposal. The only differences between the Proposal and the 2002 Proposal are slight variations in the wording of the Proponent's statements supporting the Proposal.

Second, the 2002 Proposal was included in the Company's 2002 proxy materials as Proposal 9, a copy of which is attached as Exhibit C. Since the Company's 2002 proxy materials were dated February 5, 2002, the 2002 Proposal was included in the Company's proxy materials within the preceding five calendar years.

Third, the 2002 Proposal received only 7,092,311 votes out of 520,686,164 votes cast, or 1.362% of the votes cast on the matter, at the 2002 Meeting. Thus, the third requirement of Rule 14a-8(i)(12)(i), that the previous proposal had received less than 3% of the vote, is satisfied.

Fourth, the 2002 Proposal was submitted to the Company's stockholders in the 2002 proxy materials for the 2002 Meeting held on March 5, 2002. Since the 2005 Annual Meeting is scheduled to take place on March 8, 2005, the 2005 Annual Meeting falls within the three calendar year window of Rule 14a-8(i)(12).

Based on the foregoing, we believe that the Proposal may be excluded from the Company's proxy materials for any meeting held within three calendar years of March 5, 2002, including the 2005 Proxy Statement for the 2005 Annual Meeting.

IV. Conclusion

Based on the foregoing, the Company believes the Proposal may be omitted in its entirety from the Company's Proxy Statement for the 2005 Annual Meeting. The Company seeks a determination by the staff of the Division of Corporation Finance that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its proxy materials. If you have any questions or need additional information, please contact the undersigned at (312) 644-2121.

Sincerely,

Wm. Wrigley Jr. Company

By: [signature]
Name: Howard Malovany
Title: Vice President, Secretary and General Counsel

cc: Robert D. Morse

EXHIBIT A

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

August 24, 2004

Office of The Secretary
Wm. F/ Wrigley, Jr. Co.
410 North Michigan Ave.
Chicago, IL 60611

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"—Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Robert D. Morse
Robert D. Morse

EXHIBIT B

September 27, 2001

Office of The Secretary
Wm. F. Wrigley, Jr. Company
410 N. Michigan Ave.
Chicago, IL 60611
Dear Secretary:

I wish to enter the enclosed proposal to be printed in the Year 2002 Proxy Material.

To qualify, I state that I am the owner of $2000.00 or more in Company stock, having held same over one year, and will continue to hold equity beyond the next Shareowner Meeting. I also plan to be represented at the meeting to present my Proposal.

Should the Company desire to change format this year as proposed, and notify me of such action, then the alternate proposal may be used for this year's insertion.

Thank you,

Robert D. Morse

September 27, 2001

PROPOSAL

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners:

Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

Reference is made to other sections of this Proxy Statement as to amounts paid to the officers and executives named in the Summary Compensation Table on page 27.

The benefit or amounts that may be received by or allocated to the participants if the MIP is approved by the stockholders, generally will be discretionary with the Compensation Committee and therefore are not presently determinable.

Approval of this Proposal 7 requires the affirmative vote of a majority of the votes eligible to be voted by the holders of the outstanding shares of Common Stock and Class B Common Stock represented at the Annual Meeting in person or by proxy, voting together as one class.

YOUR BOARD RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* PROPOSAL 7.

PROPOSAL 8

THE RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS

At its meeting of October 24, 2001, the Audit Committee recommended the appointment of Ernst & Young LLP as independent auditors for the year ending December 31, 2002. At a meeting of the Board on January 23, 2002, the directors accepted the recommendation of the Audit Committee and appointed Ernst & Young LLP, subject to ratification by the stockholders, to examine the 2002 consolidated financial statements of the Company. Accordingly, the stockholders will be asked to ratify such appointment at the Annual Meeting by the affirmative vote of a majority of the votes eligible to be voted by the holders of the outstanding shares of Common Stock and Class B Common Stock represented at the Annual Meeting in person or by proxy, voting together as a one class.

It is expected that representatives of Ernst & Young LLP will attend the Annual Meeting and be available to make a statement or respond to appropriate questions.

YOUR BOARD RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS.

PROPOSAL 9

STOCKHOLDER PROPOSAL

Robert D. Morse, 212 Highland Ave., Moorestown, NJ 08057-2717, owner of record of at least $2,000 worth of shares of Common Stock of the Company, has informed the Company that he intends to introduce the following resolution at the Annual Meeting.

To be adopted, this resolution, would require the affirmative vote of the holders of the Common Stock and Class B Common Stock, voting together as one class, who in the aggregate hold a majority of the votes eligible to be voted at the Annual Meeting.

In accordance with applicable proxy regulations, the proposed resolution and supporting statement, for which the Company accepts no responsibility is set forth below.

"Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and reapply the word "AGAINST" in the Vote for Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management."

"REASONS: This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote."

"FURTHER: Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Directors until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU."

Board of Directors' Response: Your Board of Directors unanimously recommends that the changes to the Company's proxy materials requested by Mr. Morse not be adopted and that stockholders vote *AGAINST* the proposal.

The Board of Directors believes that the first part of the stockholder's request, if adopted, would create a statement in the Company's form of proxy card that would be unintelligible and would be unnecessary. The proposal seeks stockholder approval of a request that the Company "remove the word "EXCEPT" and reapply the word "AGAINST" in the Vote for Directors column," on the Company's form of proxy card (while the stockholder refers to the "Proxy Material", it is the Company's interpretation that since this statement appears only on the form of proxy card, the reference should be to the form of proxy card for this part of the stockholder's request). In the Company's current form of proxy card, the word "except" appears only once in proximity to the election of directors. The form of proxy card states, "For all nominee(s) except vote withheld from the following:" and then provides a space in which stockholders may list the nominees with respect to whom the security holder chooses to withhold authority to vote. Removing the word "except" and replacing it with the word "against" results in the following statement: "For all nominee(s) against vote withheld from the following:" The Company could not, and assumes the stockholders in general could not, reasonably determine the actions required by the inclusion of the statement or any responses to it. Moreover, applicable provisions of Delaware law (the laws under which the Company is incorporated) provide that stockholders be given the opportunity to vote for directors or to have their shares withheld from voting for directors. That is exactly what the Company's proxy material, including the proxy card, currently provides. Consequently, no changes are required to satisfy Delaware law or to provide stockholders adequate choices.

With respect to the second part of the stockholder's request, the Board of Directors believes that the removal of the statement announcing that, in the absence of direction from the stockholder, all proxies properly executed will be voted at the discretion of Management, effectively disenfranchises stockholders. The signing of a proxy shows unambiguous and unequivocal evidence of the stockholder's intent to vote its shares despite the fact that no affirmative indication is given as to the manner in which the proxy is to be voted. Moreover, by signing the proxy and not indicating the manner of the vote, the stockholder is evidencing its clear intent to have the shares voted at the discretion of Management. The removal of the statement would, under federal proxy rules, prohibit Management from using its discretionary authority to vote the executed proxies not voted as to choice, thereby usurping the intent of the stockholders to have their shares voted. Management believes this would not be in the best interests of stockholders.

Finally, both of these provisions have been in the Company's proxy materials, and in the proxy materials of the vast majority of all other public companies, for many years. The proxy system appears to be working well.

In summary, the first request of Mr. Morse would create an unintelligible, meaningless and unnecessary statement in the proxy card. The second request would effectively disenfranchise those stockholders who wish to grant Management discretion to vote their shares.

YOUR BOARD RECOMMENDS THAT STOCKHOLDERS VOTE *AGAINST* PROPOSAL 9.

EXECUTIVE COMPENSATION

Compensation Committee Report on Executive Compensation

The Compensation Committee of the Board (the "Committee") is responsible for establishing the base salary of the Company's President and Chief Executive Officer and for setting and administering the terms and policies of the Company's Management Incentive Plan.

Robert D. Morse
212 Highland Ave.
Moorestown, NJ. 08057-2717

Ph: 856 235 1711

August 24, 2004

Office of the Secretary
Wm. F. Wrigley Jr. Company
410 North Michigan Avenue
Chicago, IL 60611

I wish to enter the enclosed Proposal to be printed in the Year 2005 Proxy Material. for a vote. I will hold my necessary equity in the Company until after the meeting. I also can provide evidence that I am unable to attend, but will try to be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is undergoing daily blood sugar tests, and has been taking 7 or 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

Sincerely,

Robert D. Morse
Robert D. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

August 24, 2004

Office of The Secretary
Wm. F/ Wrigley, Jr. Co.
410 North Michigan Ave.
Chicago, IL 60611

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"—Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Robert D. Morse
Robert D. Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 13, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wm. Wrigley Jr. Company
Incoming letter dated October 22, 2004

The proposal requests that the board make a particular revision to its proxy materials.

We are unable to conclude that Wm. Wrigley has met its burden of establishing that Wm. Wrigley may exclude the proposal under rule 14a-8(i)(12). Accordingly, we do not believe that Wm. Wrigley may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(12).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel